Dirty Lettuce

Statement of Cash Flows
January - November, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	67,485.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Cash Rollover	-356.50
Square Rollover	0.00
Gift Cards	1,901.45
Square Loan (1)	3,470.97
Tips Payable	356.50
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**5,372.42**
Net cash provided by operating activities	**$72,858.01**
INVESTING ACTIVITIES	
Tools, machinery, and equipment	-5,961.18
Security Deposit	-5,500.00
Net cash provided by investing activities	**$ -11,461.18**
FINANCING ACTIVITIES	
Owner draws	-57,385.26
Net cash provided by financing activities	**$ -57,385.26**
NET CASH INCREASE FOR PERIOD	**$4,011.57**
Cash at beginning of period	2,479.97
CASH AT END OF PERIOD	**$6,491.54**